YUMMY FLIES, INC.
1848 South Lamar Ct.
Lakewood, CO 80232

November 2, 2015

Lynn Shenk
Branch Chief
 Office of Transportation and Leisure
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yummy Flies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed April 15, 2015 Form 10-Q for the Fiscal Quarter Ended March 31, 2015 Filed on May 20, 2015 File No. 000-54888

Dear Mr. Shenk:

On behalf of Yummy Flies, Inc. (the "Registrant") and in response to the comments set forth in your letter dated August 17, 2015, and your letter dated October 20, 2015, we are writing to supply requested additional information.

Forms 10-K for the Quarterly Year Ended December 31, 2014

1.	Please tell us whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

RESPONSE:      The Registrant applied the 2013 COSO framework and has amendment its Form 10-K pursuant to a Form 10-K/A, Amendment No. 2, accordingly on November 2, 2015.

Forms 10-Q for the Fiscal Quarter Year Ended March 31, 2015

2.	The certificate states that it is for the period ended March 31, 2014 (for the report filed on May 20, 2014). Please amend your filing to provide a certification for the period ended March 31, 2015.

RESPONSE:       The Registrant has amendment its Form 10-Q pursuant to a Form 10-Q/A, Amendment No. 1, on November 2, 2015 to correct the referenced scriveners error in the original certification.

The Company acknowledges that:

1.            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Gary Okizaki

Gary Okizaki
Chief Executive Officer